UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              Derma Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)

                                Raymond C. Hedger
                                 Hedger & Hedger
             1800 Linglestown Road, Suite 206, Harrisburg, PA 17110
                                 (717)238-1800
--------------------------------------------------------------------------------
                     Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Schedule 13D
CUSIP No.  249827205                                          Page 2 of 5 Pages
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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mary G. Clark, RN ###-##-####
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [  ]

                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*
         Not applicable (additional consideration not required)
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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [  ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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   NUMBER OF SHARES        7   SOLE VOTING POWER

     BENEFICALLY                         185,095

                           -----------------------------------------------------
    OWNED BY EACH          8   SHARED VOTING POWER

      REPORTING

                           -----------------------------------------------------
     PERSON WITH           9   SOLE DISPOSITIVE POWER

                                         185,095
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         185,095
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%
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  14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
CUSIP No.  249827205                                          Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.


ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Mary G. Clark, RN (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

       Name and Address:                       Mary G. Clark, RN
                                               201 Joleona Drive
                                               Clarks Summit, PA 18411

       Principal Occupation:                   Special Consultant for Scientific
                                               Affairs to the Issuer; founder
                                               and director of the Issuer

       Criminal convictions:                   None

       Civil proceedings:                      None

       Citizenship:                            United States

                                  Schedule 13D
CUSIP No.  249827205                                          Page 4 of 5 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The issuance to the Reporting Person of the Issuer's securities as described under Item 5 did not involve the payment by the Reporting Person of cash or other consideration.

ITEM 4.  PURPOSES OF THE TRANSACTIONS

The purpose of the reported acquisition of options to purchase the Issuer's Common Stock is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as a member of the board of directors of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors. There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following table sets forth shares of the Issuer's Common Stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                        Beneficial Common Stock Ownership

          Owned outright                                              155,095
          Exercisable options (1)                                      30,000
                                                                      -------

          Total beneficially owned                                    185,095
                                                                      =======

          Percentage of class beneficially owned                         8.8%

------------------
(1)      Exercisable at $0.75 per share.

On August 1, 2000 the Reporting Person was awarded options to purchase 15,000 share of Common Stock pursuant to the Issuer's Outside Directors' Stock Option Plan. The options are fully vested, are exercisable at $0.75 per share and expire on August 1, 2010.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

                                  Schedule 13D
CUSIP No.  249827205                                          Page 5 of 5 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.




SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     /s/      Mary G. Clark
                                     -------------------------------------------
                                     By:  Raymond C. Hedger, Jr.
                                              Attorney-in-Fact

September 11, 2000


ATTACHMENT:

                            LIMITED POWER OF ATTORNEY

     I, THE UNDERSIGNED MARY G. CLARK, hereby authorize and appoint Raymond C. Hedger, Jr., Hedger & Hedger, Harrisburg, Pennsylvania, as my attorney-in-fact for me and on my behalf to file such Schedules 13D, and amendments thereto, with the United States Securities and Exchange Commission and National Securities Exchanges as may be required under the Securities Exchange Act of 1934, Regulations thereunder and the Rules of said Exchanges.

     IN WITNESS WHEREOF, I have hereunder placed my hand this 23rd day of January, 1998.


                                              /s/ Mary G. Clark
                                              -------------------------
                                              Mary G. Clark